EXHIBIT 99.1

News Release

Rosetta Genomics to Raise $6.0 Million in
Concurrent Private Placement and Registered Direct Offerings

PHILADELPHIA and REHOVOT, Israel (February 17, 2011) – Rosetta Genomics, Ltd. (“Rosetta”) (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced it has entered into definitive agreements with investors to purchase an aggregate of $6.0 million in securities in concurrent private placement and registered direct offerings. The closings of the offerings are expected to occur on or about February 23, 2011 and are subject to the satisfaction of customary closing conditions.

Under the terms of the private placement, Rosetta will sell an aggregate of 4,541,668 ordinary shares at a price of $0.60 per share.  The purchasers in the private placement will also receive warrants to purchase up to an aggregate of 3,406,251 ordinary shares at an exercise price of $0.80 per share (the “Private Placement Warrants”).  The Private Placement Warrants will be exercisable immediately upon issuance and will have a term of five years.  Rosetta is required to file a resale registration statement on Form F-3 within 20 days following the closing of the private placement that covers the resale by the purchasers of the ordinary shares and the ordinary shares issuable upon exercise of the Private Placement Warrants issued in the private placement.

Under the terms of the registered direct offering, Rosetta will sell an aggregate of 5,458,671 ordinary shares at a price of $0.60 per share.  The purchasers in the registered direct offering will also receive warrants to purchase up to an aggregate of 2,729,335 ordinary shares at an exercise price of $0.80 per share (the “Registered Direct Warrants”).   The Registered Direct Warrants will be exercisable immediately upon issuance and will have a term of five years.

Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ: RODM), acted as the exclusive placement agent for both offerings.

The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws.

A shelf registration statement relating to the securities offered and sold in the registered direct offering has been filed with the Securities and Exchange Commission (the “SEC”) and has been declared effective.  A prospectus supplement relating to the registered direct offering will be filed by Rosetta with the SEC.  Copies of the prospectus supplement and accompanying prospectus may be obtained directly from Rosetta by contacting Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 POB 4059 Israel or via Telephone at (646) 509-1893 or via email at investors@rosettagenomics.com or from Rodman & Renshaw, LLC by request to info@rodm.com or (212) 356-0549.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities of Rosetta.

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s microRNA-based tests, miRview™ squamous, miRview™ mets, miRview™ mets2 and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the expected closings of the offerings constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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